LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S   R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ANNOUNCES COMPLETION OF MINING

AGREEMENT

For  Immediate Release: February 26,  2010,  Fairbanks, Alaska  –  Linux  Gold Corp.  (LNXGF -

OTCBB), is pleased to announce the signing of a mining agreement for certain unpatented mining claims recorded as the Trout Claims, located in the Fairbanks recording district, State of Alaska.

Terms and Conditions of the lease:

     Five year term

     Initial payment of $1,500 upon signing

     minimum expenditures of $10,000 per year

     payments  -  Year  1  -  $5,000;  Year  2  -  $10,000;  Year  3  -  $15,000  plus  10,000  shares  of

Linux  Gold  Corp.;  Year  4  -  $15,000  plus  50,000  shares  of  Linux  Gold  Corp.;  Year  5  -  In consideration  for  a  100%  interest  in  the  claims,  $500,000  and  $500,000  worth  of  Linux

Gold Corp. shares.

The  Trout  Claims  are  located  in  the  western edge of  the  Livengood  quadrangle  approximately  70

miles  northwest  of  Fairbanks,  Alaska.    The  Trout  claims  are  underlain  by  the  geochemically reduced, magnetically subdued, Wolverine Mountain intrusive complex, which is the same age as the  Fort  Knox,  Pogo,  Livengood,  and  other  important  gold-bearing  intrusions  in  the  Tintina  Gold

Province.   Past  productive  placer  gold  deposits  occur  immediately  downstream  from  the  Trout

Claims   held   by   Linux.     The   junior   company   International   Tower   Hill   Mines   Ltd.   (ITH)   has

calculated  Ni  43-101  compliant  resources  of  12.5  million  ounces  gold  at  a  0.5  g/t  gold  cutoff  at their  Money  Knob  deposit  in  the  Livengood  mining  district,  which  is  approximately  30  miles  east of the Trout Claims.

Linux Gold will be announcing an exploration program this spring on the Trout Claims.

QUALIFIED PERSON

The  mineral  data  described  above  was  prepared  by  Thomas  K.  Bundtzen,  P.  Geo.,  BS,  MS,

CPG-10912,  ABSLN#279639,  President  of  Pacific  Rim  Geological  Consulting,  Inc.,  of  Fairbanks,

Alaska,  who  is  independent  of  the  Company  as  defined  in  NI  43-101.   Bundtzen  is  a  Certified

Professional  Geologist  (CPG)  with  the  American  Institute  of  Professional  Geologists  (AIPG).

Bundtzen  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated

by the U.S. Securities and Exchange Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. is involved in the exploration of mineral properties. Our current plans are to joint venture  and  explore  our  gold  properties  in  Alaska.  Linux  Gold  Corporation  currently  owns  mining claims  near  Granite  Mountain  and  on  Dime  Creek  both  located  in  the  eastern  Seward  Peninsula of  Alaska.  Linux  Gold  Corp.  also  owns  a  50%  interest  in  30  mineral  claims  known  as  the  Fish

Creek  Prospect,  located  in  the  Fairbanks  Mining  Division  in  Alaska  and  has  optioned  a  50%

interest  in  the  Fish  Creek  claims  to  Teryl  Resources  Corp.  (TRC-V).  Linux  is  retaining  a  5%  net smelter  return  or  may  convert  into  a  25%  working  interest.  Linux  has  also  staked  mineral

exploration   claims   in   the   Livengood-Tolovana   Mining   District,   in   the   State   of   Alaska   near

International  Tower  Hill’s  gold  property  (Symbol:  ITH).  The  Dime  Creek  property  is  a  historic producer  of  placer  gold  and  platinum.  Further  exploration,  including  drilling,  is  recommended  for

Dime Creek in 2010.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.